Mail Stop 4561

November 26, 2008

Ms. Jennifer Magro
Citigroup Abingdon Futures Fund L.P.
55 East 59th Street, 10th Floor
New York, NY 10022

> **Re: Citigroup Abingdon Futures Fund L.P.**
> **Form 10**
> **Filed April 30, 2008**
> **File No. 000-53210**

Dear Ms. Magro:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lisa Eskenazi, Esq.
        Willkie Farr & Gallagher LLP
        Via facsimile (212) 728-9509